EXHIBIT 5.1

November 22, 2005

The Gap, Inc.

Two Folsom Street

San Francisco, CA 94105

Re:	The GAP, Inc. Registration Statement on Form S-8

Ladies and Gentlemen:

At your request, we are rendering this opinion in connection with the proposed filing with the Securities and Exchange Commission expected to be made on or about November 28, 2005 under the Securities Act of 1933, as amended, of a Registration Statement on Form S-8 (the “Registration Statement”) for the purpose of registering $40,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”) of The Gap, Inc., a Delaware corporation (the “Company”). The Deferred Compensation Obligations represent unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms of the Gap Inc. Supplemental Deferred Compensation Plan (the “Plan”).

We have examined instruments, documents and records which we have deemed relevant and necessary for the purposes of the opinion expressed herein.

Based on the foregoing, we advise you that, in our opinion, when issued in accordance with the provisions of the Plan, the Deferred Compensation Obligations will be valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general equity principles (regardless of whether enforcement is sought in equity or at law).

We consent to the filing of this opinion as an exhibit to the Registration Statement and we consent to the use of our name wherever it appears in the Registration Statement and any amendment thereto.

Very truly yours,

/s/ McDermott Will & Emery LLP

McDermott Will & Emery LLP